STEELCLOUD, INC.
20110 Ashbrook Place
Suite 130
Ashburn, Virginia 20147

                        March 16, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attn:	Mr. Matthew Crispino, Staff Attorney
Division of Corporate Finance

Re:	SteelCloud, Inc.
Registration Statement on Form S-1
Filed on April 22, 2009, and amended on June 25, 2009, July 23, 2009,
August 13, 2009, August 27, 2009, October 23, 2009, October 29, 2009,
December 30, 2009 and February 24, 2010
Registration Statement No. 333-158703

Dear Mr. Crispino:

SteelCloud, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced registration statement  (the “Registration Statement”) so that such Registration Statement will become effective as of 5:00 p.m., Tuesday, March 16, 2010, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,
SteelCloud, Inc.

By: /s/ Brian H. Hajost
Name: Brian H. Hajost
Title: Chief Executive Officer